Exhibit 99.1

New Gold Reports First Quarter Operational Results

Provides Notice of Release of First Quarter Financial Results and Annual Meeting of Shareholders

(All amounts are in U.S. dollars unless otherwise indicated)

TORONTO, April 12, 2022 /CNW/ - New Gold Inc. ("New Gold" or the "Company") (TSX: NGD) and (NYSE American: NGD) reports first quarter operational results for the Company as of March 31, 2022. The Company is also providing notice that it will be releasing its first quarter 2022 financial results before markets open on Monday, May 2, 2022.

"The first quarter saw both of our operations deliver total gold equivalent production of 87,696 ounces as we begin a year focused on operational excellence and optimization at both assets," stated Renaud Adams, President & CEO. "At Rainy River, we achieved quarter over quarter production growth despite lower tonnes mined as a result of an increase in COVID-19 cases at site in the first part of the quarter, which impacted equipment utilization, and the cold weather affecting drilling productivity. The milling rate was also impacted during the quarter due to mechanical maintenance on the SAG mill and crusher, and weather conditions impacting stockpile movement. At New Afton, the planned closure of the Lift 1 cave was completed with the exception of the recovery level, commissioning of the thickened and amended tailings facility was completed, and we continued to advance the B3 ramp-up and C-Zone development. Lastly, we released an updated Rainy River technical report where Rainy River's mine life has extended to 2031 with the conversion of an additional 569,000 gold ounces in the underground main zones."

Consolidated Operational Highlights

	Q1 2022	Q1 2021
Gold eq. production (ounces)[1]	87,696	96,026
Gold production (ounces)	68,101	66,650
Copper production (Mlbs)	8.2	13.8

Rainy River Mine

Rainy River Mine (Open Pit Mine only)	Q1 2022	Q1 2021
Tonnes mined per day (ore and waste)	118,657	150,767
Ore tonnes mined per day	20,019	35,681
Operating waste tonnes per day	35,199	65,643
Capitalized waste tonnes per day	63,438	49,442
Total waste tonnes per day	98,637	115,085
Strip ratio (waste:ore)	4.93	3.23
Tonnes milled per calendar day	24,318	26,301
Gold grade milled (g/t)	0.92	0.80
Gold recovery (%)	91	89
Mill availability (%)	93	89
Gold eq. production (ounces)[1]	59,895	56,513
Gold production (ounces)	58,834	54,656

New Afton Mine

New Afton Mine	Q1 2022	Q1 2021
Tonnes mined per day (ore and waste)	7,028	11,395
Tonnes milled per calendar day	10,299	13,564
Gold grade milled (g/t)	0.38	0.39
Gold recovery (%)	83	79
Copper grade milled (%)	0.49	0.64
Copper recovery (%)	81	80
Mill availability (%)	97	96
Gold eq. production (ounces)[1]	27,800	39,512
Gold production (ounces)	9,267	11,994
Copper production (Mlbs)	8.2	13.8

First Quarter 2022 Conference Call and Webcast

The Company will release its first quarter 2022 financial results before markets open on Monday, May 2, 2022. A conference call and webcast will follow at 8:30 am Eastern Time.

•	Participants may listen to the webcast by registering on our website at www.newgold.com or via the following link https://produceredition.webcasts.com/starthere.jsp?ei=1536194&tp_key=0e2e702de9
•	Participants may also listen to the conference call by calling North American toll free 1-888-664-6383, or 1-416-764-8650 outside of the U.S. and Canada, passcode 93425158
•	A recorded playback of the conference call will be available until June 2, 2022 by calling North American toll free 1-888-390-0541, or 1-416-764-8677 outside of the U.S. and Canada, passcode 425158. An archived webcast will also be available at www.newgold.com.

2022 Annual Meeting of Shareholders

The Company will hold its annual general meeting of shareholders on Tuesday, May 3, 2022 at 4:00 pm Eastern Time. The meeting will not include a formal presentation by management.

Due to the continuing public health impact of the COVID-19 pandemic and having regard to the health and safety of the Company's employees and shareholders, the meeting will be held virtually at https://web.lumiagm.com/453499456.

At the virtual meeting, registered shareholders, non-registered (or beneficial) shareholders, and their duly appointed proxyholders will be able to ask questions and otherwise participate in "real time" through an online portal. Non-registered shareholders must carefully follow the procedures set out in the Company's management information circular in order to ask questions and otherwise participate in the meeting through the live webcast. Non-registered shareholders who do not follow these procedures will nonetheless be able to view a live webcast of the meeting but will not be able to ask questions or vote. New Gold firmly believes that a virtual meeting gives all shareholders an equal opportunity to participate regardless of their geographic location or the particular constraints, circumstances or risks that they may be facing as a result of COVID-19.

New Gold's management information circular, as well as a virtual annual general meeting user guide, may be found on New Gold's website at https://newgold.com/news-events/annual-meeting-of-shareholders/default.aspx or under New Gold's profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

About New Gold

New Gold is a Canadian-focused intermediate mining Company with a portfolio of two core producing assets in Canada, the Rainy River gold mine and the New Afton copper-gold mine. The Company also holds a 5% equity stake in Artemis Gold Inc. and other Canadian-focused investments. New Gold's vision is to build a leading diversified intermediate gold company based in Canada that is committed to the environment and social responsibility. For further information on the Company, visit www.newgold.com.

Endnotes

1. Total gold eq. ounces include silver and copper produced/sold converted to a gold equivalent. All copper is produced/sold by the New Afton Mine. Gold eq. ounces for Rainy River in Q1 2022 includes production of 79,621 ounces of silver (78,640 ounces sold) converted to a gold eq. based on a ratio of $1,800 per gold ounce and $24.00 per silver ounce used for 2022 guidance estimates. Gold eq. ounces for New Afton in Q1 2022 includes 8.2 million pounds of copper produced (9.2 million pounds sold) and 29,890 ounces of silver produced (32,575 ounces of silver sold) converted to a gold eq. based on a ratio of $1,800 per gold ounce, 4.00 per copper pound and $24.00 per silver ounce used for 2022 guidance estimates.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance are "forward-looking". All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "targeted", "estimates", "forecasts", "intends", "anticipates", "projects", "potential", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to: the anticipated timing with respect to the release of its first quarter 2022 financial results and the associated conference call and webcast; and the Company's upcoming annual general meeting of shareholders.

All forward-looking statements in this news release are based on the opinions and estimates of management that, while considered reasonable as at the date of this news release in light of management's experience and perception of current conditions and expected developments, are inherently subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, New Gold's latest annual management's discussion and analysis ("MD&A"), its most recent annual information form and technical reports on the Rainy River Mine and New Afton Mine filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold's operations other than as set out herein; and (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold's current expectations.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements and the availability and management of capital resources; additional funding requirements; price volatility in the spot and forward markets for metals and other commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States and, to a lesser extent, Mexico; volatility in the market price of the Company's securities; hedging and investment related risks; dependence on the Rainy River Mine and New Afton Mine; discrepancies between actual and estimated production, between actual and estimated mineral reserves and mineral resources and between actual and estimated metallurgical recoveries; risks related to early production at the Rainy River Mine, including failure of equipment, machinery, the process circuit or other processes to perform as designed or intended; risks related to construction, including changing costs and timelines; adequate infrastructure; fluctuation in treatment and refining charges; changes in national and local government legislation in Canada, the United States and, to a lesser extent, Mexico or any other country in which New Gold currently or may in the future carry on business; global economic and financial conditions; risks relating to New Gold's debt and liquidity; the adequacy of internal and disclosure controls; taxation; impairment; conflicts of interest; risks relating to climate change; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates; the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; risks relating to proposed acquisitions and the integration thereof; information systems security threats; diminishing quantities or grades of mineral reserves and mineral resources; competition; loss of, or inability to attract, key employees; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of Indigenous groups; risks, uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements; disruptions to the Company's workforce at either the Rainy River Mine or the New Afton Mine, or both, due to cases of COVID-19 or any required self-isolation (due to cross-border travel, exposure to a case of COVID-19 or otherwise); the responses of the relevant governments to the COVID-19 outbreak not being sufficient to contain the impact of the COVID-19 outbreak; disruptions to the Company's supply chain and workforce due to the COVID-19 outbreak; an economic recession or downturn as a result of the COVID-19 outbreak that materially adversely affects the Company's operations or liquidity position; there being further shutdowns at the Rainy River or New Afton Mines; the Company not being able to complete its construction projects at the Rainy River Mine or the New Afton Mines on the anticipated timeline or at all; and the Company not being able to complete the exploration drilling program to be launched at the Rainy River Mine and Cherry Creek on the anticipated timeline or at all. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's most recent annual information form, MD&A and other disclosure documents filed on and available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Forward looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Technical Information

The scientific and technical information contained in this news release has been reviewed and approved by Eric Vinet, Senior Vice President, Operations of New Gold.  Mr. Vinet is a Professional Engineer and member of the Ordre des ingénieurs du Québec. He is a "Qualified Person" for the purposes of National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

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SOURCE New Gold Inc.

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%CIK: 0000800166

For further information: Ankit Shah, Vice President, Strategy & Business Development , Direct: +1 (416) 324-6027, Email: ankit.shah@newgold.com; Brandon Throop,Director, Investor Relations, Direct: +1 (647) 264-5027, Email: brandon.throop@newgold.com

CO: New Gold Inc.

CNW 06:30e 12-APR-22